U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q
             [ ] Form N-SAR

         For Period ended:  December 31, 2008
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:_______________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Sionix Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

3880 East Eagle Drive
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Address of Principal Executive Office (Street and Number)

Anaheim, California 92807
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The registrant is in the process of filling Form 10-QSB/A Amendment 1 for the restatement of the net loss for the three months ended December 31, 2007, which is required financial information included in the Form 10-Q for the three months ended December 31, 2008.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


James J. Houtz                         714                  678-1000
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(Name)                             (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               Sionix Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 17, 2009


/s/ James J. Houtz
---------------------------------------
James J. Houtz, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25
Notice of Late Filing
Part IV, Item 3

                                For the three months ended
                                        December 31,

                                     2008          2007        Estimated Change
                                                             -------------------
                                 (Estimated)    (Restated)    Amount  Percentage
                                 ----------    -----------   -------------------
Operating expenses
  General and administrative     $   657,000   $ 5,064,569   $(4,407,569)  -87%
  Research and development           179,000       236,904       (57,904)  -24%
  Depreciation and amortization        8,157        (8,157)               -100%
                                 -----------   -----------   -----------  ----
    Total operating expenses         836,000     5,309,630    (4,473,630) -211%
                                 -----------   -----------   -----------  ----
      Loss from Operations          (836,000)   (5,309,630)    4,473,630   -84%
Other income (expense)
  Interest income                      3,000           917         2,083   227%
  Interest expense                   (95,000)     (126,286)       31,286   -25%
  Decrease in warrant liability    1,851,000       759,773     1,091,227   144%
  Decrease (increase) in
beneficial
  conversion features liability       26,000       208,149      (182,149)  -88%
                                 -----------   -----------   -----------  ----
  Total Other Income (Expense)     1,785,000       842,553       942,447   112%
                                 -----------   -----------   -----------  ----
    Loss before income taxes         949,000    (4,467,077)    5,416,077  -121%
Income Taxes                             900             -             -     0%
                                 -----------   -----------   -----------  ----
Net Loss                         $   949,000   $(4,467,977)  $ 5,416,077  -121%
                                 ===========   ===========   ===========  ====


General and administrative expense will be approximately $657,000, a decrease of approximately $4,407,000 or 87%, as compared to $5,064,569 for the three months ended December 3, 2007. The decrease in general and administrative expense is primarily due to the issuance of warrants and options to consultants and employees for approximately $4,797,000 for the three months ended December 31, 2007.

Research and development expense will be approximately $179,000, a decrease of approximately $58,000 or 24%, as compared to $236,904 for the three months ended December 31, 2007. The increase in research and development is primarily due to the reallocation of personnel resources.

Interest expense will be approximately $95,000, a decrease of approximately $31,000 or 25%, as compared to $126,286 for the three months ended December 31, 2007. The decrease in interest expense is primarily due to the conversion of convertible notes into shares of Common Stock for $796,667.

Decrease in warrant liability will be approximately $1,851,000, an increase of approximately $1,091,000 or 144%, as compared to $759,773 for the three months ended December 30, 2007. The increase in decrease in warrant liability was primarily due to the increase in the number of warrants and option outstanding and expected term of the warrants.

Decrease in beneficial conversion feature will be approximately $26,000, a decrease of approximately $182,000 or 88%, as compared to a $ 208,149 decrease in beneficial conversion feature for the three months ended December 31, 2007. The decrease in decrease in beneficial conversion feature is primarily due to the decrease in the expected term of the conversion feature.